UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3 TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BIONIK LABORATORIES CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

09074A109

(CUSIP Number of Common Stock Underlying Warrants)

Peter Bloch

Chairman and Chief Executive Officer

Bionik Laboratories Corp.

483 Bay Street, N105

Toronto, Ontario M5G 2C9

Phone: (416) 640-7887

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:

Stephen E. Fox, Esq.

Ruskin Moscou Faltischek, P.C.

1425 RXR Plaza

15th Floor, East Tower

Uniondale, New York 11556

Telephone No.: (516) 663-6600

CALCULATION OF FILING FEE:

Transaction valuation (1)	Amount of filing fee (1)(2)(3)
$5,644,238.08	$654.17

(1)	Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 17,638,244 shares of common stock, including: (i) outstanding warrants to purchase an aggregate of 16,408,250 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing (the “Offering”) which had closing on February 26, 2015, March 27, 2015, March 31, 2015, April 21, 2015, May 27, 2015, and June 30, 2015; and (ii) outstanding warrants to purchase an aggregate of 1,229,994 shares of the Company’s common stock issued to the placement agent in connection with the Offering. The transaction value is calculated pursuant to Rule 0-11 using $.32 per share of common stock, which represents the average of the high and low sales price of the common stock on May 19, 2017.
(2)	Calculated by multiplying the transaction value by 0.0001159.
(3)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☒

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on May 25, 2017, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO originally filed with the SEC on June 15, 2017 and by Amendment No. 2 to the Tender Offer Statement on Schedule TO originally filed with the SEC on June 21, 2017 (as amended, together with the exhibits thereto, this “Schedule TO”) relating to an offer by Bionik Laboratories Corp. (the “Company”) to amend and exercise certain outstanding warrants upon the terms and subject to the conditions set forth in the Offer to Amend and Exercise Warrants to Purchase Common Stock, dated May 25, 2017 (the “Offer to Amend and Exercise”).

The information contained in the Offer to Amend and Exercise filed as Exhibit (a)(1)(B) to this Schedule TO is incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This is the final amendment to the Schedule TO and is being filed to report the results of the Offer to Amend and Exercise. The following information is filed pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except as otherwise set forth below, the information included in the Schedule TO, as amended by this Amendment No. 3, remains unchanged and is incorporated by reference herein as relevant to the items in this Amendment No. 3.

This Amendment No. 3 amends and supplements only the items of the Schedule TO that are being amended and supplemented hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 3 should be read in conjunction with the Schedule TO and the related exhibits included therein, as the same may be further amended or supplemented hereafter and filed with the SEC.

Item 4. TERMS OF THE TRANSACTION.

This Amendment No. 3 amends and supplements Item 4 of the Schedule TO as follows:

Extension of the Offer

The Offer to Amend and Exercise expired at 11:59.59 p.m. Eastern time on June 27, 2017. Pursuant to the Offer to Amend and Exercise, an aggregate of approximately 5,000,173 Original Warrants were tendered by their holders and were amended and exercised in connection therewith for an aggregate exercise price of approximately $1,250,043, all of which were Investor Warrants. No holders of the Placement Agent Warrants participated in the Offer to Amend and Exercise. Such tendered Original Warrants represent approximately 28.3% of the Company’s outstanding Original Warrants as of May 25, 2017. The gross cash proceeds from such exercises were approximately $1,250,043, and the net cash proceeds after deducting warrant solicitation agent fees but excluding other estimated offering expenses were approximately $1,125,000. Prior to the closing of the Offer to Amend and Exercise, the Company had 48,885,107 shares of common stock outstanding (not including Exchangeable Shares) and Original Warrants to purchase an aggregate of 17,638,243 shares of common stock. Following the Offer to Amend and Exercise, the Company had approximately 53,885,280 shares of common stock outstanding, and remaining (i) Investor Warrants to purchase an aggregate of 12,349,269 shares of common stock at an adjusted exercise price per share of $1.2933, and (ii) Placement Agent Warrants to purchase an aggregate of 1,313,745 shares of common stock at an adjusted exercise price per share of $0.7490, in each case after price-based anti-dilution adjustments. In addition, the Company issued to GSS three-year warrants to purchase 400,014 shares of common stock at an exercise price of $0.25 per share.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIONIK LABORATORIES CORP.

By:	/s/ Leslie Markow
Name:	Leslie Markow
Title:	Chief Financial Officer

Date: June 30, 2017